JD.com, Inc.
20th Floor, Building A, No. 18 Kechuang 11 Street
Yizhuang Economic and Technological Development Zone
Daxing District, Beijing 101111
The People’s Republic of China

July 12, 2017

William H. Thompson, Accounting Branch Chief

Tony Watson, Accountant

Donna Di Silvio, Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

RE:	JD.com Inc.
Form 20-F for the Fiscal Year Ended December 31, 2016 (the “2016 20-F”)
Filed May 1, 2017 (File No. 1-36450)

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated June 27, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2016 20-F.  The “Company” is used in this letter to refer to JD.com, Inc., its subsidiaries, and its consolidated affiliated entities.  For your convenience, the comments are repeated below and followed by the response thereto.

Financial Statements

Note 2 Summary of significant accounting policies

n. Loan Receivable, net page F-20

1.                                      Please tell us your consideration of the disclosure requirements in ASC 310-10-50-1 through 34 related to your loans receivable.

In response to the Staff’s comment, the Company will revise the disclosure related to the loan receivables as follows in future filings on Form 20-F (with proposed additions shown as the underlined sections below):

Note 2—Summary of significant accounting policies—n. Loan receivables, net:

Loan receivables consist primarily of micro loans made to small and medium size enterprises that are merchants on the Group’s online marketplace and qualified individual customers as well. The loan periods extended by the Group to the merchants and the individual customers range from 1 day to 36 months. The loan receivables are measured at amortized cost and reported on the Consolidated Balance Sheets at outstanding principal adjusted for doubtful account. The accrued interests are also included in the loan receivable balance, which was immaterial. As of December 31, 2015 and 2016, the loan receivables with the collection period over one year with the amount of nil and RMB1,082,445 were classified into other non-current assets in the Consolidated Balance Sheets.

Accrued interest income on loan receivables is calculated based on the effective interest rate of the loan and recorded as services and others revenue in the Consolidated Statements of Operations and Comprehensive Loss. The entire balance of a loan is considered contractually past due if the minimum required payment is not received by the specified due date on the customer’s billing statement. The past due amount of loan receivable was RMB90,187 and RMB258,741 as of December 31, 2015 and 2016, respectively. Loan receivables are placed on non-accrual status upon reaching 90 days past due. When a loan receivable is placed on non-accrual status, the Group stops accruing interest and reverses all accrued but unpaid interest as of such date. The loan receivable in a non-accrual status was RMB25,706 and RMB59,283 as of December 31, 2015 and 2016, respectively. Interest income is subsequently recognized only upon the receipt of cash payments. The Group determines it is probable that with respect to loans past due over 180 days, the Group will be unable to collect all amounts due, and fully charges off loan account that becomes 180 days past due.

Since 2016, the Group has entered into syndication loan arrangements with certain third party financial institutions to jointly provide loans to individual customers. The Group and the third party financial institutions make loans to the borrowers and have a direct legal relationship with the borrowers for its own portion of the loans, respectively. The Group and the third party financial institutions have the rights to receive the repayment from the borrowers, take credit risk, and earn interest income on its loan portion, respectively.

Allowance for doubtful accounts represents the Group’s best estimate of the losses inherent in the outstanding portfolio of loans. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential bad debts, and periodical reviews are performed to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding portfolio of loans. The Group evaluates the creditworthiness and collectability of the receivable portfolio on a pooled basis, due to its composition of small, homogeneous financing receivables with similar general credit risk characteristics and other factors including industry and geography. The level of the allowance provision is based on many quantitative and qualitative factors, including the composition and quality of the portfolio, receivable specific information gathered through collection efforts, historical bad debt rates and loss experience and general economic conditions. As of December 31, 2015 and 2016, allowance for doubtful accounts was RMB87,996 and RMB251,813, respectively.

The Group periodically securitizes loan receivables through the transfer of those assets to securitization vehicles. The securitization vehicles then issue debt securities to third party investors, collateralized by the transferred assets. As of December 31, 2015 and 2016, the collateralized loans receivables transferred to the securitization vehicles were RMB679,809 and RMB3,256,762, respectively. Please refer to “Note 2—Summary of significant accounting policies— x. Nonrecourse securitization debt”  for details.

. . .

Note XX—Loan Receivables, net:

The balances of loan receivables, net, were as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Loans provided to small and medium size enterprises	1,088,024	3,437,716
Loans provided to individuals	2,698,460	9,512,012
Loan receivables	3,786,484	12,949,728
Allowance for doubtful accounts	(87,996)	(251,813)
Loan receivables, net(a)	3,698,488	12,697,915

(a)                                 Including the syndication loan provided to the individuals with the total balances of  RMB1,485,413 in the Consolidated Balance Sheets as of December 31, 2016.

The movements in the allowance for doubtful accounts were as follows:

	For year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of the year	—	(10,547)	(87,996)
Additions	(10,775)	(94,143)	(292,266)
Charge-offs	228	16,694	128,449
Balance at end of the year	(10,547)	(87,996)	(251,813)

v. other investments, page F-23

2.                                      Please tell us more about the nature of your other investments. Additionally, please tell us your consideration of the disclosure requirements in ASC 825-10-50-10-b, ASC 825-10-50-28f and ASC 825-10-30a through c.

The Company respectfully advises the Staff that the Company do not have significant influence over the other investments, and therefore the equity method accounting does not apply. As the Company started this business since 2016, the interest revenue was immaterial for the year ended December 31, 2016, hence the disclosure requirements in ASC 825-10-50-10-b, ASC 825-10-50-28f and ASC 825-10-30a through c were not presented in the prior filing. In response to the Staff’s comment, the Company will revise the disclosure related to other investments as follows in future filings on Form 20-F (with proposed additions shown as the underlined sections below):

Other investments represent the higher yield investments purchased by JD Finance and resold to third-party investors. JD Finance will earn yield differentials. As JD Finance takes the majority risks and rewards of the products sold to the third-party investors, the Group reported the investments purchased and the funds raised by sale of the financial products on a gross basis on the Consolidated Balance Sheets. The other investments represent investments in various financial products with variable interest rates or principal non-guaranteed which were purchased from financial institutions. The fair values are based on cash flows discounted using the expected return upon maturity. The expected returns are based on the returns of similar products provided by financial institutions at the end of each period. The Group classifies the valuation techniques as Level 2 of fair value measurement.

As of December 31, 2015 and 2016, nil and RMB10,766,920 of the higher yield investments purchased by JD Finance with maturities within one year were recorded as other investments in current assets, and nil and RMB6,997,425 with the maturities over one year were recorded as other investments in non-current assets, in the Consolidated Balance Sheets, respectively. As of December 31, 2015 and 2016, nil and RMB18,106,270 of lower yield investments sold to the third-party investors were recorded as accrued expenses and other current liabilities (see Note 15) , in the Consolidated Balance Sheets, respectively. The interest revenue and cost are recorded as services and others revenue and cost of revenues, respectively, in the Consolidated Statements of Operations and Comprehensive Loss. As the Group started this business since 2016, the interest revenue was immaterial for the year ended December 31, 2016.

Note 30 Commitments and contingencies

Legal proceedings, page F-71

3.                                      Please tell us your consideration of disclosures related to unrecognized contingencies related to reasonably possible losses that may have been incurred. Refer to ASC 450-20-50-3 and 4.

The Company respectfully advises the Staff that the unrecognized contingencies related to reasonably possible losses were not material, and therefore were not included in prior filings on Form 20-F.  In response to the Staff’s comment, the Company further advises the Staff that it will disclose the unrecognized contingencies related to reasonably possible losses in its future Form 20-F filings when it becomes material.

*               *               *

If you have any additional questions or comments regarding the 2016 20-F, please contact the undersigned at (+86 10) 8912-6804 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at (+852) 3740-4863.

Very truly yours,

/s/ Sidney Xuande Huang
Sidney Xuande Huang
Chief Financial Officer

cc:	Richard Qiangdong Liu, Chairman and Chief Executive Officer, JD.com, Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP